June 24, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Deanna Virginio

Re:	Elevation Oncology, Inc.
Registration Statement on Form S-1
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that as of the date hereof, approximately 500 copies of the Preliminary Prospectus dated June 21, 2021 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement be accelerated to 4:30 p.m. Eastern Time, on June 24, 2021 or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC
JEFFERIES LLC
SVB LEERINK LLC

As representatives of the Underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ David Ke
Name: David Ke
Title: Managing Director

COWEN AND COMPANY, LLC

By:	/s/ Bill Follis
Name: Bill Follis
Title: Managing Director

SVB LEERINK LLC

By:	/s/ Stuart Nayman
Name: Stuart Nayman
Title: Managing Director, Senior Legal Counsel

[Signature Page to Elevation Oncology, Inc. Acceleration Request]